# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ASP Isotopes Inc., CIK 0001921865
CUSIP: 00218A105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2200 Ross Avenue,, Suite 4575E,, Dallas,, Texas (TX), 75201
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001744816

## Reporting persons
- Mann Paul Elliot: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 7,759,538; shared voting power 0; sole dispositive power 7,759,538; shared dispositive power 0; aggregate amount beneficially owned 7,759,538 (7% of the class)

## Item 1. Issuer
Name of issuer: ASP Isotopes Inc.
Address of issuer's principal executive offices: 2200 Ross Avenue, Suite 4575E, Dallas, TX 75201

## Item 2. Person Filing
Name of person filing: Paul E. Mann
Address of principal business office or, if none, residence: 2200 Ross Avenue, Suite 4575E, Dallas, TX 75201
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 7,759,538 shares
Percent of class: 7.0%
Sole power to vote or to direct the vote: 7,759,538 shares
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 7,759,538 shares
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Mann Paul Elliot: /s/ Paul E. Mann, Paul E. Mann (02/17/2026)